SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
[redacted].singtel.com

03032871

SUPPL

10 October 2003

SEC MAIL PROCESSING
RECEIVED
OCT 22 2003
WASH. D.C. 181 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Monica Poh (Ms)
Senior Legal Counsel

Encs.

dw 10/24

/Announcement/Submission to SEC/MP/at

MASNET No. 5 OF 08.10.2003
Announcement No. 5

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel is named Best Regional Carrier

Attached is a news release made by Singapore Telecommunications Limited on the above.



NR08102003.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 08/10/2003 to the SGX



News Release

SingTel is named Best Regional Carrier

World Communication Award honours SingTel's strength in Asia Pacific

Singapore, 8 October 2003 -- Singapore Telecommunications Limited (SingTel) has been named "Best Regional Carrier" in the World Communication Awards 2003. This is a prestigious award determined by a high-level and respected panel of telecom experts from all over the world.

The award was presented at a ceremony in London on 6 October 2003. The World Communications Awards is an annual event organized by *Total Telecom* and the European Competitive Telecommunications Association.

SingTel was also shortlisted in four other categories – Best Global Carrier, Best Global Mobile Operator, Best Managed Service, and Best Regional Mobile Operator.

Mr Lim Chuan Poh, SingTel's Executive Vice-President of Corporate Business, said, "We are delighted and it is a great honour to be accorded this recognition. It is a testament to the hard work and effort we have put in to meet our customers' needs for reliable connectivity into, intra and beyond Asia.

"We want to say a big 'thank you' to all our customers throughout the region. Without their support and patronage, this award would not have been possible. We will continue to build on our strengths as a pan-Asian carrier, providing world-class telecommunications services to customers across the Asia Pacific."

SingTel has been recognised with awards and titles by a number of leading publications. In June 2003, SingTel was named Best Asian Telecom Carrier by *Telecom Asia*, the region's leading telecom publication. This is the sixth year running that SingTel has won this prestigious award. In the *FinanceAsia* 2003 poll, Asian fund managers voted SingTel as Asia's Best Telecoms Company.

~~~~~~~~~~~~~~~

About SingTel

SingTel is Asia's leading communications company with operations and investments in more than 20 countries and territories around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.
~~~~~~~~~~~~~~~

Operating out of two major centres, Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the SingTel Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

In Singapore, SingTel has had more than 120 years of operating experience and has played an integral part in the development of the city as a major communications hub in the region. In Australia, Optus serves more than six million customers. It has driven the competition as the challenger brand and led the way in technological innovations and breakthroughs.

The Group's other major investments in the region include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving more than 37 million customers in six markets.

SingTel has been recognised Best Asian Telecom Carrier by industry publication, *TelecomAsia,* for six consecutive years since 1998. The Group employs more than 19,000 people around the world and had a turnover of S$10.26 billion (US$5.80 billion) for the year ended 31 March 2003. More information can be found @ www.singtel.com and www.optus.com.au.

MASNET No. 105 OF 03.10.2003
Announcement No. 105

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement - Completion of Sale of Business and Assets of SingTel Yellow Pages Pte Ltd (now known as SingTel Interactive Pte. Ltd.)

On 2 June 2003 and 9 July 2003, Singapore Telecommunications Limited (" SingTel") announced the sale, and completion of the sale, of substantially all of the business and assets ("Assets") of SingTel Yellow Pages Pte Ltd (now known as SingTel Interactive Pte. Ltd.), a wholly-owned subsidiary of SingTel, to CVC Asia Pacific and J.P. Morgan Partners Asia LDC for S$220 million in cash before purchase price adjustments for changes in working capital.

The purchase price has now been adjusted to S$225 million upon finalisation of the amount of working capital. The net proceeds, after transaction costs, amount to approximately S$223 million. The purchase price was agreed on a willing-seller willing-buyer basis. SingTel took into account the valuation of the Assets based on the discounted cash flow methodology in arriving at the purchase price.

The book value of the Assets as at 30 June 2003 was S$63 million. The excess of the net proceeds over the book value amounted to S$160 million.

In the quarter ended 30 Sep 2003, SingTel will record an incremental gain of S$5 million; this is in addition to the S$155 million recognised in the previous quarter.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 3 October 2003

Submitted by Chan Su Shan (Ms), Company Secretary on 03/10/2003 to the SGX

MASNET No. 105 OF 03.10.2003
Announcement No. 105

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement - Completion of Sale of Business and Assets of SingTel Yellow Pages Pte Ltd (now known as SingTel Interactive Pte. Ltd.)

On 2 June 2003 and 9 July 2003, Singapore Telecommunications Limited (" SingTel") announced the sale, and completion of the sale, of substantially all of the business and assets ("Assets") of SingTel Yellow Pages Pte Ltd (now known as SingTel Interactive Pte. Ltd.), a wholly-owned subsidiary of SingTel, to CVC Asia Pacific and J.P. Morgan Partners Asia LDC for S$220 million in cash before purchase price adjustments for changes in working capital.

The purchase price has now been adjusted to S$225 million upon finalisation of the amount of working capital. The net proceeds, after transaction costs, amount to approximately S$223 million. The purchase price was agreed on a willing-seller willing-buyer basis. SingTel took into account the valuation of the Assets based on the discounted cash flow methodology in arriving at the purchase price.

The book value of the Assets as at 30 June 2003 was S$63 million. The excess of the net proceeds over the book value amounted to S$160 million.

In the quarter ended 30 Sep 2003, SingTel will record an incremental gain of S$5 million; this is in addition to the S$155 million recognised in the previous quarter.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 3 October 2003

Submitted by Chan Su Shan (Ms), Company Secretary on 03/10/2003 to the SGX

MASNET No. 28 OF 06.10.2003
Announcement No. 32

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary:	Lim Shyong
Date of notice to company:	06/10/2003
Date of change of interest:	03/10/2003
Name of registered holder:	Lim Shyong
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	(55,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.71
No. of shares held before the transaction: **% of issued share capital:**	109,760
No. of shares held after the transaction: **% of issued share capital:**	54,760

Holdings of Director of Subsidiary, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: **% of issued share capital:**	1,540	109,760
No. of shares held after the transaction: **% of issued share capital:**	1,540	54,760
Total shares:	1,540	54,760

Submitted by Chan Su Shan (Ms), Company Secretary on 06/10/2003, the date of receipt of the notice, to the SGX